PE 11/14/2013 CF/T

Act: 1934
Section:
Rule: 12h-3
Public
Availability: 11-14-2013


13003736

NO ACT
November 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ViewCast.com, Inc.
Incoming letter dated November 14, 2013

Based on the facts presented, the Division will not object if ViewCast.com stops filing periodic and current reports under the Securities Exchange Act of 1934, including its Form 10-Q for the quarter ended September 30, 2013. In reaching this position, we note that ViewCast.com has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, ViewCast.com will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2013.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 14, 2013

Mail Stop 4561

Bruce Newsome, Partner
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219

Re: ViewCast.com, Inc.

Dear Mr. Newsome:

In regard to your letter of November 14, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

haynes*boone*

November 14, 2013

VIA ONLINE SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Request Pertains to Rule 12h-3
under the Securities Exchange Act of 1934

Re: ViewCast.com, Inc. (Commission File No. 000-29020)

Ladies and Gentlemen:

On behalf of ViewCast.com, Inc., a Delaware corporation ("*ViewCast*" or the "*Company*"), we request that the Staff of the Division of Corporation Finance (the "*Staff*") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Form S-8 and Form S-3 during the fiscal year ending December 31, 2013, will not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to suspend the Company's obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "*Securities Act*"). The Company will continue to file all required periodic and current reports until it files a certification on Form 15. Subject to receiving the relief requested in this letter, the Company will file a Form 15 on or prior to the due date of its next periodic report, a quarterly report on Form 10-Q due November 14, 2013.

Background

ViewCast develops hardware and software for the capture, management, and delivery of digital media over IP and mobile networks. The Company was incorporated in Delaware in February 1994 as MultiMedia Access Corporation and changed its name to ViewCast.com, Inc. on April 8, 1999. The Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for the past three fiscal years immediately preceding the date of this letter, and has made and will continue to file all required periodic and current reports until it files a certification on Form 15. ViewCast's fiscal year ends on December 31 of each year.

The Company's common stock, par value $0.0001 per share (the "*Common Stock*"), has traded on The OTC Bulletin Board ("*OTCBB*") since April 4, 2002, under the symbol "VCST."

Haynes and Boone, LLP
Attorneys and Counselors
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: 214.651.5000
Fax: 214.651.5940
www.haynesboone.com

Prior to that time, the Common Stock and certain Public Warrants (defined below), which are no longer outstanding since any unexercised Public Warrants expired on February 5, 2007, traded on the NASDAQ Small Cap Market. At such time, NASDAQ was not a "national securities exchange" and the Common Stock and Public Warrants were not deemed registered under Section 12(b) of the Exchange Act. Accordingly, the Company was not required to file a Form 25 when the Common Stock and Public Warrants were no longer listed on the NASDAQ Small Cap Market. As of November 6, 2013, the Company had 62,406,708 shares of Common Stock outstanding held by 215 record stockholders. (The Company's Annual Report on Form 10-K for the year ended December 31, 2012 mistakenly listed the number of holders of record of the Common Stock as of March 15, 2013 as 280 when the correct number as of such date was 218.) The total assets of the Company have not exceeded $10 million on the last day of the Company's three most recent fiscal years (on December 31, (2010 – $8,476,633; 2011 – $6,042,227; and 2012 – $5,526,663)).

Upon completion of the Company's initial public offering of Redeemable Common Stock Purchase Warrants (the "*Public Warrants*") and Common Stock in February 1997, the Company became subject to the reporting obligations pursuant to Section 15(d) of the Exchange Act. The Company had previously filed a Registration Statement on Form 8-A to register the Common Stock and Public Warrants under Section 12(g) of the Exchange Act in December 1996, which became effective upon the effectiveness of the Company's Form SB-2 registration statement covering its initial public offering. Upon effectiveness of the Form 8-A, the Company became subject to the reporting obligations under Section 13(a) of the Exchange Act and its reporting obligations under Section 15(d) were suspended. The Public Warrants were exercised prior to, or expired on, February 5, 2007, their expiration date. The Company intends to file a Form 15 to deregister the Common Stock and the Public Warrants and terminate its duty to file reports under Section 12(g) of the Exchange Act.

The shares of Common Stock closed at $0.02 on November 7, 2013. The Common Stock and Public Warrants are registered under Section 12(g) of the Exchange Act and constitute the only classes of the Company's securities that are registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act.

As of November 7, 2013,the Company also had outstanding (i) 80,000 shares of Series E Convertible Redeemable Preferred Stock convertible into shares of Common Stock at a current conversion price equal to the average closing sale price for the Common Stock on the trading market during the previous twenty (20) days (the "*Series E Preferred Stock*") and (ii) 6,618,068 warrants exercisable into 6,618,068 shares of Common Stock at an exercise price of 0.1238278 per share of Common Stock which expire on December 31, 2014 (the "*Outstanding Warrants*").

The Series E Preferred Shares were issued to the Ardinger Family Partnership, Ltd., an accredited investor, in a private offering pursuant to Rule 506. The Series E Preferred Stock has not been registered under the Exchange Act and continues to be held by the Ardinger Family Partnership, Ltd. The Ardinger Family Partnership, Ltd. and its Afilliates (as defined under Section 405 of the Securities Act) are the largest beneficial owners of the Company's Common Stock. The Outstanding Warrants were issued in December 2011 and January 2012 in a private offering pursuant to Rule 506 to twelve (12) accredited investors described in the Company's Form 8-K filed with the Commission on January 3, 2012. The investors have been informed of the restrictions on resale applicable to the shares of Common Stock underlying the Outstanding Warrants. The Company is not required pursuant to any agreement to submit, provide or file reports under the Exchange Act with the Commission and the Company will not do so on a voluntary basis or otherwise after exiting the system.

Other than as described above, the Company has no other class or type of securities issued and outstanding, other than options to acquire Common Stock as described in greater detail below, and also has no outstanding debt securities.

Subject to the receipt of the no-action relief sought in this letter, but on or before the due date of its Form 10-Q for the period ended September 30, 2013, ViewCast intends to file a Form 15 with the Commission to suspend the Company's duty to file reports under Section 12(g) and Section 13(a). Pursuant to Rule 12g-4(a), deregistration of the Common Stock and Public Warrants under Section 12(g) is expected within 90 days after the Company files and certifies on Form 15 that the Common Stock and Public Warrants are held of record by fewer than 300 persons. However, under Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock and Public Warrants under Section 12(g) of the Exchange Act will be suspended immediately upon the Company's filing of the certification on Form 15 at which point the Company's Section 15(d) obligations would be revived and, pursuant to Rule 12h-3, the Company intends to suspend its duty to file reports under Section 15(d) of the Exchange Act. In the event that the number of holders of record of Common Stock increases and, as a result, the Company no longer meets the eligibility criteria of Rule 12h-3(b), the Company will recommence filing reports under Section 15(d) of the Exchange Act.

Registration Statements

ViewCast has on file with the Commission the following registration statements under the Securities Act:

- Form SB-2 (File No. 333-09935, filed August 9, 1996, as amended by (i) Amendment No. 1 filed October 4, 1996, (ii) Amendment No. 2 filed November 21, 1996, (iii)

Amendment No. 3 filed November 25, 2011, (iv) Amendment No. 4 filed January 1, 1997 and (v) Amendment No. 5 filed January 28, 1997): This registration statement was declared effective in either January or February of 1997 and registered the offer and sale of 1,400,000 shares of the Company's Common Stock and 1,400,000 Public Warrants for sale by the Company. These securities were sold by the Company on February 5, 1997 in the Company's initial public offering. This offering terminated after completion of the initial public offering.

- Form SB-2 (File No. 333-31947, filed July 24, 1997): This registration statement was declared effective in July or August 1997 and registered the offer and sale of 2,981,573 shares of the Company's Common Stock underlying non-redeemable common stock purchase warrants (the "*Private Warrants*") by certain selling securityholders or by pledgees, donees, transferees or other successors in interest that receive such shares. The Private Warrants were issued between June 1995 and February 1997 and entitled holders to purchase Common Stock for a period of three (3) years from the date of issuance of such warrants. The Private Warrants were exercised or expired to according to their terms and are no longer outstanding; therefore, this offering has terminated. In addition, there are no post-effective amendments updating the Form SB-2 registration statement after September 18, 1997.

- Form S-8 (File No. 333-53159, filed May 20, 1998, as amended by (i) Post-Effective Amendment No. 1 filed October 16, 2000 and (ii) Post-Effective Amendment No. 2 filed May 7, 2002): This registration statement, which became immediately effective upon filing, as amended, registered the offer and sale of 1,000,000 shares of the Company's Common Stock in accordance with the terms of the Company's Employee Stock Purchase Plan.

- Form S-8 (File No. 333-63799, filed September 18, 1998, as amended by Post-Effective Amendment No. 1 filed on October 16, 2000): This registration statement, which became immediately effective upon filing, as amended, registered the offer and sale of 6,800,087 shares of the Company's Common Stock in accordance with the terms of the Company's 1995 Stock Option Plan, 1995 Director Stock Option Plan, 1994 Stock Option Plan and 1993 Stock Option Plan.

- Form S-3 (File No. 333-77923, filed May 6, 1999): This registration statement, which was declared effective in May 1999, registered the offer and sale of (i) 7,933,463 shares of the Company's Common Stock underlying non-redeemable common stock purchase warrants and the Public Warrants, which were exercised prior to or expired on February 5, 2007, for offer and sale by the persons holding these warrants, (ii) 290,360 shares of

Common Stock underlying warrants held by Network 1 Financial Securities, Inc., (iii) 69,888 shares of Common Stock held by RP&C International, Ltd. and (iv) 183,108 shares of Common Stock underlying redeemable and non-redeemable warrants held by RP&C International and Rauscher, Pierce & Resfnes. The warrants (other than the Public Warrants which were exercised prior to or expired on February 5, 2007) were exercised or expired according to their terms prior to September 30, 2009.

- Form S-3 (File No. 333-35662, filed April 26, 2000): This registration statement, which was declared effective in May 2000, registered the offer and sale of (i) 2,606,896 shares of the Company's Common Stock underlying 945,000 shares of Series B Convertible Preferred Stock, (ii) 126,008 shares of Common Stock issued as dividends on the Series B Preferred Stock, (iii) 10,000 shares of Common Stock underlying warrants held by Damon Testaverde and (iv) 30,000 shares of Common Stock underlying warrants held by W.R. Consulting, Inc. The outstanding Series B Convertible Preferred Stock was converted, along with the outstanding Series C Preferred Stock, into Common Stock on May 4, 2011 pursuant to the Preferred Stock Exchange Agreement filed as Exhibit 10.1 to the Company's Form 8- filed with the Commission on May 6, 2011. The warrants were exercised or expired according to their terms prior to September 30, 2009.

- Form S-3 (File No. 333-40630, filed June 30, 2000): This registration statement, which was declared effective in July 2000, registered the offer and sale of (i) up to 1,334,454 shares of the Company's Common Stock and (ii) up to 140,000 Public Warrants for sale by certain selling securityholders described in the prospectus. The Public Warrants were exercised prior to, or expired on February 5, 2007, their expiration date.

- Form S-8 (File No. 333-119104, filed September 17, 2004, incorporating by reference Registration Statement No. 333-63799 including all attachments and exhibits thereto, on Form S-8, which was filed for the Company's 1993 Stock Plan, the 1994 Stock Option Plan, the 1995 Stock Option Plan and the 1995 Director Stock Plan): This registration statement, which became immediately effective upon filing, registered the offer and sale of 250,000 additional shares of the Company's Common Stock in accordance with the terms of the Company's 1995 Director Stock Plan.

- Form S-8 (File No. 333-150094, filed April 4, 2008): This registration statement, which became immediately effective upon filing, registered the offer and sale of (i) 3,991,683 shares of the Company's Common Stock subject to options then in existence and (ii) 2,875,211 shares of Common Stock reserved for future awards in accordance with the terms of the Company's 2005 Stock Incentive Plan and the Company's 2005 Employee Stock Purchase Plan.

The registration statements on Form S-8 and S-3 identified above were automatically updated in 2013 under Section 10(a)(3) of the Securities Act in connection with the filing of ViewCast's Annual Report on Form 10-K for its fiscal year ended December 31, 2012. The Company's Independent Registered Public Accountant included these registration statements in its consent to the incorporation by reference of its audits of the audited financial statements as of December 31, 2012 and 2011, and for the years then ended.

On September 16, 2013, the Company filed post-effective amendments to each of the registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold. On September 16, 2013, the Company filed post-effective amendments to the registration statements on Form S-3 and SB-2 identified above to deregister any securities that remained unsold, which post-effective amendments were declared effective on September 18, 2013. No sales were made under any of such registration statements during the current fiscal year.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by (i) less than 300 persons or (ii) by less than 500 persons, where the total assets of the Company have not exceeded $10 million on the last day of each of the issuer's three most recent fiscal years. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister the Common Stock and Public Warrants under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. ViewCast has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Common Stock and Public Warrants meet the criteria set forth in Rule 12h-3(b), in that the Common Stock are held of record by less than 300 stockholders and the Public Warrants have expired.

However, Rule 12h-3(c) of the Exchange Act provides that the suspension to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, each of the Company's registration statements on Form S-8 and Form S-3 were automatically updated under Section 10(a)(3) when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2012. The Company's Independent Registered Public Accountant included these registration statements in its consent to the incorporation by reference of its audits of the audited financial statements as of December 31, 2012 and 2011, and for the years then ended. As such, a literal interpretation of Rule 12h-3(c) would prevent ViewCast from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "*Proposing Release*"). *See also* enherent Corporation (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); PureDepth, Inc. (available March 8, 2010) Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

ViewCast submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no sales have been made under the subject registration statements during the current fiscal year.

On September 16, 2013, the Company filed post-effective amendments to each of the registration statements on Form S-8 and Form S-3 identified above to deregister any securities that remained unsold. The post-effective amendments to the registration statements on Form S-8 became effective immediately upon filing. The post-effective amendments to the registration statements on Form S-3 became effective September 18, 2013. Accordingly, no investors will be able to purchase securities pursuant to these registration statements; therefore, the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, enherent Corporation (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, enherent Corporation (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

ViewCast satisfied each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), ViewCast has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its three most recent fiscal years and through the date of this letter for its current fiscal year; and (ii) in accordance with Rule 12h-3(b)(1)(i), ViewCast has fewer than 300 stockholders of record. Also, the total assets of ViewCast have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years in accordance with Rule 12h-3(b)(1)(i). As of November 6, 2013, ViewCast had 215 holders of record of the Common Stock.

The preparation of periodic reports required by the Commission imposes a financial burden in excess of $400,000 per year on ViewCast and involves significant management efforts. Such burdens and efforts are disproportionate to the number of record holders, and disproportionate to the benefits to be derived given the limited trading activity in the Common

Stock. Based on public filings, more than 63.3% of the Common Stock is beneficially held by 8 stockholders. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the 3 months prior to November 7, 2013 was approximately 18,914 shares. During the same period, there were 25 trading days on which there were no transactions in the Common Stock. ViewCast's number of record stockholders is less than the 300 stockholders specified by Rule 12h-3, and the Staff has granted no-action relief in similar situations. *See* enherent Corporation (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

As of November 7, 2013, the Company had Options ("*Options*") to purchase 4,936,750 shares of Common Stock pursuant to the various plans covered by the Company's registration statements on Form S-8 of which 1,662,772 were vested. The Options are set at exercise prices that are higher than the price at which the Common Stock is currently trading with a closing price of $0.02 per share on November 7, 2013. The exercise prices for outstanding Options as of November 7, 2013 range from $0.05 to $0.48.

The Options are currently held by 28 persons, all of whom are current officers, employees and/or directors of ViewCast or persons who recently became former officers, employees and/or directors. The former officers, employees and directors have 90 days after the date they terminated their relationship with the Company to exercise any Options which were vested at the date they terminated their relationship with the Company. Notwithstanding the termination of the Company's registration statements on Form S-8 the holders of Options will not be disadvantaged by the absence of periodic reports under the Exchange Act because, as current or recently former officers, employees and directors of the Company, they have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any Options. The Company commits to provide access to information to each of the holders of the Company's Options. It is our view that the benefit to those few persons holding Options under the Company's plans is outweighed by the excessive cost to ViewCast of continuing to file reports.

The Company acknowledges, and will advise all of its option holders that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g. RadView Software Ltd. (available November 14, 2012); Tix Corporation (available November 5, 2010); I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

In this instance, there is very little benefit to the investing public to be had by requiring ViewCast to make various filings under the Exchange Act. Conversely, ViewCast would undoubtedly incur substantial time and expense in preparing the required filings. The policy rationale underlying Rule 12h-3(c) is not applicable to ViewCast's effective registration statements. The Company has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, enherent Corporation (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. The Company's compliance costs arising out of its public reporting obligations are in excess of $400,000 per year. The Company publicly reported losses for the 2012 fiscal year, and the Company has instituted broad cost reduction measures in order to reduce costs. The Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively to attempt to increase stockholder returns. Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting.

Once ViewCast terminates its reporting status, Rule 701 under the Securities Act will permit ViewCast to offer and sell securities pursuant to its stock incentive plans in compliance with Rule 701. *See* NewCity Communications, Inc. (available October 7, 1988). The Company has informed us that after the filing of the Form 15, the Company intends to comply with all requirements applicable to it to ensure that the issuance of securities pursuant to the stock incentive plans will comply with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. ViewCast's stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, ViewCast will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). Therefore, shares acquired upon the exercise of such securities may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc., (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that the updates of the Company's registration statements on Form S-8 and S-3 during the current fiscal year as a result of the filing of ViewCast's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously (i) the termination of the registration of the Common Stock and Public Warrants under Section 12(g) of the Exchange Act and (ii) the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. If you have any questions or require additional information, please contact the undersigned at bruce.newsome@haynesboone.com or (214) 651-5119.

Sincerely,



Bruce Newsome
Partner
Haynes and Boone, LLP
Direct Phone Number: (214) 651-5119
Direct Fax Number: (214) 200-0636
bruce.newsome@haynesboone.com